January 23, 2018

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.
Registration Statement on Form F-1 Pursuant to Rule 462(b) of the Securities Act of 1933

Dear Ms. Woo:

We are writing to inform the staff of the U.S. Securities and Exchange Commission (the “Staff”) that PagSeguro Digital Ltd. (the “Company”) has publicly filed a Registration Statement on Form F-1 pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “Rule 462(b) Registration Statement”), related to the Registration Statement on Form F-1 (File No. 333-222292) first publicly filed on December 26, 2017. We have included with this letter three printed originals of the Rule 462(b) Registration Statement.

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We thank you for your attention to this filing. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Jan Woo

United States Securities and Exchange Commission

Very truly yours,

/S/ ROBERT M. ELLISON
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief Accounting Officer, PagSeguro Digital Ltd.
Maria Judith de Brito – Director, PagSeguro Digital Ltd.
Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo